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                                                   Exhibit A
                                                   ---------


                              Banc One Capital Markets, Inc.
                                                    OH1 0340
                               150 E. Gay Street, 24th Floor
                                          Columbus, OH 43215
                                          Tel.  614-217-1100

[Banc One logo]

                      December 3, 1998



Mr. Joseph E. Madigan
Lexford Residential Trust
41 South High Street
Suite 2410
Columbus, OH 43215

Dear Mr. Madigan:

     As you know, Banc One Capital Holdings Corporation and its related affiliates have a substantial share ownership in Lexford Residential Trust. Our interests, like yours, are to maximize shareholder value for all shareholders of Lexford. We are pleased that the Board of Lexford has taken steps to reduce overhead and improve operating efficiency. However, we believe that there are further steps which can and should be taken which will result in a healthier company and enhanced shareholder value.

     On behalf of Banc One Corporation, we manage approximately $500,000,000 of mezzanine and venture capital investments. Based on that experience, we know it is often quite difficult for directors who are focused from day to day on the management of the company to view the company solely from the viewpoint of an investor. Our experience has shown us that the investor's point of view is best represented by board members who are independent of management.

     Banc One Capital strongly supports adding a new outside board member to the Lexford board to represent the interests of Banc One Capital and similarly situated investors. We know that other investors have expressed a similar viewpoint. Therefore, we hereby request that the board of Lexford formally consider the nomination of such an outside director for inclusion in this year's coming elections.

     We believe that this proposal is in the best interest of all Lexford stakeholders. We look forward to your prompt response to our request.


                                   Very truly yours,

                                   /s/  James S. Chapman
                                   _____________________
                                   James S. Chapman

JSC/dml

cc:  David R. Meuse
     Tom Berlin